Karen E. Deschaine +1 858 550 6088 kdeschaine@cooley.com	VIA EDGAR

November 20, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Suzanne Hayes

Re:	Tocagen Inc.

Draft Registration Statement on Form S-1

Submitted October 23, 2015

CIK No. 0001419041

Dear Ms. Hayes:

Enclosed on behalf of our client, Tocagen Inc. (the “Company”), is an amendment (“Amendment No. 1”) to the Company’s confidential draft registration statement on Form S-1 originally submitted to the Securities and Exchange Commission (the “Commission”) on October 23, 2015 (the “Original Draft Registration Statement”). The copy of Amendment No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Original Draft Registration Statement.

Amendment No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 16, 2015 with respect to the Original Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

Prospectus Summary

Overview, page 2

1.	Please revise your discussion starting with the first full paragraph on page 2 to briefly describe the annual number of cases of recurrent high grade glioma.

Response: The Company has revised the disclosure on page 2 of Amendment No. 1 to include the expected 2015 incidence data for newly-diagnosed HGG but respectfully advises the Staff that it cannot find reliable incidence data for recurrent HGG.

Please revise the following paragraph to briefly discuss the number of competitors developing immunotherapies.

Response: The Company has revised the disclosure on page 2 and page 77 of Amendment No. 1 to disclose that both global pharmaceutical companies as well as a large number of emerging companies

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000  f: (858) 550-6420  cooley.com

United States Securities and Exchange Commission

November 20, 2015

Page Two

are developing immunotherapies but respectfully advises the Staff that it impossible to know the number of competitor companies developing immunotherapies; however, the Company believes that the number is large, as indicated in the revised disclosure. The Company believes that disclosure that both global pharmaceutical companies as well as a large number of emerging companies are developing immunotherapies, together with the more detailed information disclosed on pages 107-108 of Amendment No. 1, provides investors with sufficient information regarding the competitive landscape in this space.

2.	Please revise your disclosure to briefly discuss the FDA regime for trials, i.e., number needed.

Response: The Company respectfully submits to the Staff that it believes it has already provided investors meaningful information about the number of trials needed, including that the Phase 2 portion of the ongoing Phase 2/3 clinical trial is designed to serve as a potential registrational trial and that, if the trial achieves statistical significance of its primary endpoint, overall survival, the Company plans to discuss submission of a BLA based on this data with the FDA, as disclosed on page 1, page 4, page 79 and page 97 of Amendment No. 1. The Company further submits that it does not believe that the Prospectus Summary section of the registration statement is the appropriate place to provide any additional detail on the more general FDA regimen regarding clinical trials, as such regimen varies by company and product candidate and any additional disclosure in the Prospectus Summary could be potentially misleading to investors especially given that, in the Company’s case, a Phase 3 clinical trial may not be required. In addition, such disclosure in this section of the registration statement would be highly unusual as investors in clinical-stage biopharmaceutical companies are very familiar with the regimen. Finally, there is extensive disclosure of the FDA clinical trial regimen in the Risk Factors section of the prospectus (pages 11-48 of Amendment No. 1) and in the Business section of the prospectus on pages 108-116 of Amendment No. 1.

In addition, please disclose your timeframe for completion of the Phase 3 trials and the additional anticipated costs for Phase 2 and Phase 3.

Response: The Company respectfully advises the Staff that it does not believe that disclosure of the timeframe for completion of the Phase 3 clinical trials is material to investors or that it would be helpful in their investment decision. With respect to the ongoing Phase 2/3 clinical trial, as discussed above and as disclosed in Amendment No. 1, the Company believes that the Phase 3 portion of this ongoing clinical trial may not be required for regulatory approval of its lead product candidate in its initial indication. Further, the Company discloses the timeframe for completion of the Phase 2 portion of this ongoing clinical trial on page 1, page 4, page 76 and page 79 of Amendment No. 1. With respect to other Phase 3 clinical trials for the Company’s lead product candidate in other indications or for future product candidates, it is impossible to predict the timing of completion of those late-stage clinical trials when Phase 1 clinical trials have not been initiated and, in some cases, INDs have not been submitted to the FDA. The Company believes that predicting timing for clinical development far into the future would be entirely speculative and would not be helpful to investors.

The Company further advises the Staff that it does not believe that the Prospectus Summary section of the registration statement is the appropriate place for disclosure of the additional anticipated costs of Phase 2 and Phase 3. The amount of proceeds that are anticipated to be used for the Phase 2 portion of the ongoing Phase 2/3 clinical trial will be disclosed in the Use of Proceeds section on page 51 of Amendment No. 1. Further, as discussed in the response paragraph above, the anticipated costs of the Phase 3 clinical trials are uncertain either because the Company believes that a Phase 3 clinical trial may not be required for regulatory approval, in the case of Toca 511 & Toca FC for the treatment of

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000  f: (858) 550-6420  cooley.com

United States Securities and Exchange Commission

November 20, 2015

Page Three

recurrent HGG, or because the Phase 3 clinical trials are too far in the future, in the case of clinical trials for the Company’s lead product candidate in other indications or for future product candidates. The Company believes that predicting the additional anticipated costs for clinical trials that may be unnecessary or are far in the future would be entirely speculative and would not be helpful to investors.

Risk Factors

“Our clinical trials may fail to demonstrate safety...,” page 16

3.	Please disclose any serious adverse events reported in your clinical trials to date.

Response: The Company has revised the disclosure on page 17 and page 96 of Amendment No. 1.

Use of Proceeds, page 50

4.	For each product candidate that you intend to develop with the proceeds from this offering, please state the anticipated stage of development that you expect to reach using the proceeds of the offering.

Response: The Company has revised the disclosure on page 51 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 62

5.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company acknowledges the Staff’s comment.

Business, page 74

Overview, page 74

6.	Please disclose all investigational new drug applications (“INDs”) that you have submitted to the FDA as well as the indication(s) and sponsor(s) for any active INDs related to your product candidates.

Response: The Company has revised the disclosure on page 87 of Amendment No 1. to disclose the only IND that the Company has submitted to the FDA. The Company respectfully advises the Staff that there are no investigator-sponsored trials of its product candidates that would have separate INDs. Further, the Company respectfully advises the Staff that it submitted an animal IND (or “INAD”) to the FDA in June 2009 which covered primary brain tumors in dogs; however, the Company is not currently planning to pursue any veterinary applications of its product candidates.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000  f: (858) 550-6420  cooley.com

United States Securities and Exchange Commission

November 20, 2015

Page Four

7.	At first use, please provide an explanation of your “two preferred delivery methods.” Please make corresponding changes to the Prospectus Summary.

Response: The Company has revised the disclosure on page 1 and page 76 of Amendment No. 1.

8.	At first use, please provide a brief explanation for each of the following scientific terms to enable a lay investor to understand:

•	“resection injection trial;”

•	“first and second recurrent HGG;” and

•	“systemically administered antibody drug conjugates.”

Please make corresponding changes to the Prospectus Summary.

Response: The Company has revised the disclosures on page 1, page 2, page 76 and page 77 of Amendment No. 1.

9.	At first use, please provide a brief explanation of the requirements for and benefits of Fast Track designation and orphan drug designation. Please also include an estimate of the number of people in the United States currently diagnosed with recurrent high grade glioma (“HGG”) as well as glioblastoma (“GBM”). Lastly, please provide a brief explanation of how orphan drug designation for GBM may affect the approval and marketing of a product candidate for HGG. Please make corresponding changes to the Prospectus Summary.

Response: The Company respectfully advises the Staff that it does not believe that the first instance of the use of the terms “Fast Track designation” and “orphan drug designation” is the appropriate place to describe the requirements for and benefits of such designations. Firstly, investors in clinical-stage biopharmaceutical companies are very familiar with these terms. Secondly, there is extensive disclosure of these designations in the Business section of the prospectus on pages 113-115 of Amendment No. 1.

The Company has revised the disclosure on page 2 of Amendment No. 1 to include the expected 2015 incidence data for newly-diagnosed HGG but respectfully advises the Staff that it cannot find reliable incidence data for recurrent HGG. The Company respectfully advises the Staff that it does not believe disclosure of incidence data regarding GBM is helpful to investors and may cause confusion as GBM, a subset of HGG, is not an indication for which the Company currently plans to pursue regulatory approval.

The Company has added disclosure to page 1 and page 76 of Amendment No. 1 that it intends to seek orphan drug designation for the treatment of HGG.

Our RRV Platform, page 79

10.	At first use, please provide a brief explanation of the term “Type 1 interferon” for a lay investor to understand.

Response: The Company has revised the disclosure on page 81 of Amendment No. 1.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000  f: (858) 550-6420  cooley.com

United States Securities and Exchange Commission

November 20, 2015

Page Five

11.	Please expand your explanations of the graphics on page 81 to provide more context. For example, please explain the significance of “Day 1” to “Day 7” in the top graphic. In the bottom graphic, please explain the significance of base pairs and what they measure.

Response: The Company has revised the graphics on page 83 of Amendment No. 1 to remove components of the graphic which were not fully explained and may cause confusion to investors including, the petri dish graphic with “Day 1” and “Day 7” legends and base pair indicators. The Company believes that the current graphic on page 83 of Amendment No. 1 is sufficient for investors’ understanding of the disclosure in this section of the Business section.

Clinical Development of Toca 511 & Toca FC

Ongoing Phase 1 Clinical Trials, page 85

Ongoing Resection Injection Trial, page 85

12.	At first use, please provide brief explanations of the terms “confidence interval” and “stable disease” for a lay investor to understand.

Response: The Company has revised the disclosure on page 88 of Amendment No 1.

13.	Please expand the discussion of your graphic on page 87 to provide a brief description of the logrank test. Please also include a brief explanation of the term “censored.”

Response: The Company has revised the disclosure on page 90 of Amendment No. 1 to explain the p value in the graphic and respectfully advises the Staff that the explanation of “censored” is disclosed in the legend to the graphic.

Pooled Efficacy Data for Ongoing Resection and Intratumoral Injection Trials, page 88

14.	Please define the term “Clarke 2011.”

Response: The Company has revised the disclosure on page 94 of Amendment No. 1.

Pooled Safety Data, page 90

15.	Please disclose all treatment-related serious adverse events.

Response: The Company has revised the disclosure on page 96 of Amendment No. 1.

Intellectual Property, page 101

16.	Please revise your patent-related disclosure to clarify which of your material patents are owned and which are licensed from third parties.

Response: The Company has revised the disclosure on page 107 of Amendment No. 1.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000  f: (858) 550-6420  cooley.com

United States Securities and Exchange Commission

November 20, 2015

Page Six

17.	Please distinguish which of your material patents and patent applications are granted or pending in the United States and identify other applicable jurisdictions in which you have patents granted or patent applications pending.

Response: The Company has revised the disclosure on page 107 of Amendment No. 1.

Competition, page 101

18.	To the extent known, please disclose the stages of development for the competing product candidates listed.

Response: The Company has revised the disclosure on pages 107-108 of Amendment No. 1.

Management

Non-Employee Directors, page 118

19.	Please describe the business experience of Franklin Berger during the past five years.

Response: The Company has revised the disclosure on page 125 of Amendment No. 1.

General

20.	Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

Response: The Company acknowledges the Staff’s comment and confirms that the images included in Amendment No. 1 are the only graphic, visual or photographic information that it presently intends to use in its prospectus and it will provide any additional images to the Staff prior to their use for review.

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and will provide such copies to the Staff under separate cover.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000  f: (858) 550-6420  cooley.com

United States Securities and Exchange Commission

November 20, 2015

Page Seven

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (858) 550-6088.

Sincerely,

Cooley LLP

/s/ Karen E. Deschaine

Karen E. Deschaine

cc:	Harry E. Gruber, M.D., Tocagen Inc.

Cheston J. Larson, Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000  f: (858) 550-6420  cooley.com